UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                             PYR ENERGY CORPORATION
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    693677106
                                 (CUSIP Number)

                                Annabel M. Jones
                  Assistant General Counsel - Corporate Affairs
                            Samson Investment Company
                             Two West Second Street
                              Tulsa, Oklahoma 74103
                                 (918) 591-1006
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 With a copy to:

                                 R. Scott Cohen
                           Weil, Gotshal & Manges LLP
                          200 Crescent Court, Suite 300
                                Dallas, TX 75201

                                 January 4, 2007
             (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
               ---

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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




CUSIP No. 693677106                 13D                     Page 2



1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Samson Investment Company

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a)          (b)  X
                     ---           ---
3     SEC USE ONLY

4     SOURCE OF FUNDS
      WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                             -----

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7     SOLE VOTING POWER                   3,689,200

      8     SHARED VOTING POWER                 -0-

      9     SOLE DISPOSITIVE POWER              3,689,200

      10    SHARED DISPOSITIVE POWER            -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,689,200

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES
                              ----

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      9.7% (1)

14    TYPE OF REPORTING PERSON
      CO
------------
(1)  Based  on  37,993,259  shares  of  Pyr  Energy   Corporation  common  stock
outstanding as of November 15, 2006, as reported in its Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on November 22, 2006.

Item 1.           Security and Issuer

      The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share, of Pyr Energy Corporation, a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1675 Broadway, Suite 2450, Denver, Colorado 80202.

Item 2.           Identity and Background

      (a) - (c) This Statement is being filed by Samson Investment Company ("Samson"), a Nevada corporation with its principal place of business and principal office located at Two West Second Street, Tulsa, Oklahoma 74103. Samson is a holding company which, among other things, engages in the exploration and development of oil and gas through its wholly owned subsidiary, Samson Resources Company, an Oklahoma corporation. Stacy Schusterman, as trustee of various family trusts, holds voting and investment power over 100% of the issued and outstanding capital stock of Samson.

      The name, business address and present principal occupation or employment of each executive officer and director of Samson are set forth on Schedule A hereto and incorporated herein by reference.

      (d) During the last five years, neither Samson nor, to the best knowledge of Samson, any person named on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, neither Samson nor, to the best knowledge of Samson, any person named on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The citizenship of each executive officer and director of Samson is set forth on Schedule A.

Item 3.           Source and Amount of Funds or Other Consideration

      The aggregate amount of funds used by Samson to purchase the 3,689,200 shares of Issuer common stock beneficially owned by it (the "Shares") was approximately $3.6 million, including commissions.

      The funds used to purchase the Shares were obtained from Samson's working capital.

Item 4.           Purpose of Transaction

      Samson's initial acquisitions of shares of Issuer common stock were effected for investment purposes. In connection with its most recent acquisition of shares of Issuer common stock, however, Samson began evaluating whether to make an offer to acquire the Issuer or a material portion of its oil and gas properties. That evaluation is ongoing and no final determination has been made at this time. Samson may, and reserves the right to, acquire additional shares of Issuer common stock at any time and from time to time in the open market, in privately negotiated transactions or otherwise. In addition, Samson may determine to dispose of all or any portion of the Shares at any time or from time to time in the open market, in privately negotiated transactions or otherwise.

      Except as referenced above, neither Samson, nor to the best knowledge of Samson, any of the persons named on Schedule A hereto, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D.

Item 5.           Interest in Securities of Issuer

      (a) As of the close of business on January 15, 2007, Samson beneficially owned an aggregate of 3,689,200 shares of Issuer common stock, representing 9.7% of the outstanding shares of Issuer common stock (based on 37,993,259 shares of Issuer common stock outstanding as of November 15, 2006, as reported in Pyr Energy Corporation's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission on November 22, 2006). All of such shares are held through Eason Drilling & Services Company, a Delaware corporation and wholly owned subsidiary of Samson.

      (b) Samson has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Shares.

      (c) The transactions in the shares of Issuer common stock by Samson during the past 60 days are set forth on Schedule B hereto and incorporated herein by reference.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      Neither Samson nor, to the best knowledge of Samson, any of the persons named on Schedule A hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.     Material To Be Filed As Exhibits

      Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2007
                                          SAMSON INVESTMENT COMPANY


                                          By: //s// Jack A. Canon
                                          ---------------------------
                                          Name:  Jack A. Canon
                                          Title: Senior Vice President-
                                                 General Counsel



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